UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number: 0-29031


                              SINOVAC BIOTECH LTD.
                              --------------------
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
                               -------------------
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
                            -------------------------
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                               -------------------
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X                  Form 40-F
                   -----                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                           No  X
             -----                        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------



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INDEX
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Item
----


1. Pledge, Escrow and Promissory Note Agreement entered into between Sinovac Biotech Ltd. and Lily Wang, dated October 12, 2004
2. Pledge, Escrow and Indemnity Agreement entered into between Sinovac Biotech Ltd. and Heping Wang, dated October 12, 2004
3.   Press Release dated October 13, 2004 - Exhibit 99.1
4.   Press Release dated October 28, 2004 - Exhibit 99.2


Item 1.  Pledge, Escrow and Promissory Note Agreement entered into between
--------------------------------------------------------------------------
Sinovac Biotech Ltd. and Lily Wang, dated October 12, 2004
----------------------------------------------------------

On October 12, 2004, Sinovac Biotech Ltd. (the "Company") and Lily Wang, a current director and officer of the Company, entered into a Pledge, Escrow and Promissory Note Agreement (the "Agreement"), whereby Ms. Wang owes Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), which is now a wholly-owned subsidiary of the Company, an unsecured sum of US$1,849,000 (the "Loan") and Ms. Wang has offered to grant the Company security on 3,000,000 common shares (the "Shares") in the capital of the Company owned by Ms. Wang as security for the Loan and to make payments in accordance with this Agreement. Ms. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all her rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid on or before November 15, 2006 in accordance with the terms of this Agreement. According to the Agreement, Ms. Wang promises to pay to the Company the Loan on the following terms:

     (a) the Loan shall be paid in instalments of US$200,000 commencing with the first payment November 15, 2004 and the like amount each three months thereafter (each payment an "Instalment") with any remaining sum due November 15, 2006;
     (b) subject to the approval of the Company, Ms. Wang may make payment of any Instalment by assignment of an appropriate number of the Shares, or other acceptable assets or securities, with such fair market valuations s the Company may require and as are acceptable under relevant generally accepted accounting principles;
     (c) subject to payment of a 10% extension fee (10% of an Instalment) Ms. Wang may defer an Instalment for 90 days twice during the term of this Agreement; and
     (d) the Loan shall bear interest on the declining balance of the Loan at the rate of five percent (5%) per annum payable with each Instalment for the preceding three months.

A copy of this Agreement is attached hereto as Exhibit 10.1.


Item 2.  Pledge, Escrow and Indemnity Agreement entered into between Sinovac
----------------------------------------------------------------------------
Biotech Ltd. and Heping Wang, dated October 12, 2004
----------------------------------------------------

On October 12, 2004, the Company and Heping Wang, a current director of the Company entered into a Pledge, Escrow and Indemnity Agreement (the "Agreement"), whereby the Company, through its wholly-owned subsidiary, Tangshan Yian, owes China High Tech Investment Co., Ltd. the sum of 9,000,000 RMB (the "Loan"), plus accrued interest, which is due and owing on demand. The Company acquired the Loan plus accrued interest in the course of acquiring Tangshan Yian from Mr. Wang and for which Mr. Wang agreed to indemnify and pay the Company for all payments and costs (the "Indemnity") of the Loan, as and when incurred by the Company and within thirty (30) days of demand for any Indemnity, whether in whole or part, and Mr. Wang has agreed to provide security for such Indemnity. Mr. Wang has offered to grant to the Company security on 1,500,000 common shares (the "Shares") in the capital of the Company owned by Mr. Wang as security for the Indemnity and Loan (hereafter collectively also referred to as the "Loan") and to make payments in accordance with this Agreement. Mr. Wang has agreed to place into escrow and pledge the Shares and to grant a pledge of all his rights and interest in such Shares to secure with the Shares the Loan and recovery of any part thereof on default of payment and which Loan is to be repaid in accordance with the terms of this Agreement. According to the Agreement, Mr. Wang acknowledges his liability to Indemnify the Company for the Loan and promises to pay to or for the Company suck of the Loan as the Company may suffer to pay from time-to-time on the following terms:

     (a) the Company shall submit to Mr. Wang notice of all demands ("Demand") for payment of all or any part of the Loan and the Company shall pay, subject to lawful defenses, the Demand at and when the Demand requires; and
     (b) in the event that the Company shall pay any of the Loan the Company shall deliver on Mr. Wang notice of such payment (and evidence thereof) and Mr. Wang shall repay the Company within 30 days of such notice.

A copy of this Agreement is attached hereto as Exhibit 10.2


Item 4.  Press Release dated October 13, 2004 - Exhibit 99.1
------------------------------------------------------------


Item 5.  Press Release dated October 28, 2004 - Exhibit 99.2
------------------------------------------------------------




                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SINOVAC BIOTECH LTD.
                                                 --------------------

Date:  November 17, 2004                         By:    /s/ Weidong Yin
                                                     ---------------------------
                                                       Weidong Yin, CEO and a
                                                       Director



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                                  EXHIBIT INDEX
                                  -------------


Number     Exhibit                                        Sequential Page Number
--------   -------                                        ----------------------

 10.1 Pledge, Escrow and Promissory Note Agreement entered into between the Company and Lily
           Wang, dated October 12, 2004

 10.2      Pledge, Escrow and Indemnity Agreement
           entered into between the Company and Heping
           Wang, dated October 12, 2004

 99.1      Press Release dated October 13, 2004

 99.2      Press Release dated October 28, 2004